UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Thomas Properties Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

884453101
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022

Copies to:

Lee S. Parks
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884453101	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Madison International Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,452,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,452,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 10,452,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON OO

*
By virtue of the Stockholders Agreement (as defined in Item 6) described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders (as defined in Item 6) with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV US Investments AIV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,820,944*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,820,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 8,820,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON PN

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV US Investments II AIV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,631,933*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,631,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 1,631,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV TPGI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,338,023*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,338,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 7,338,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON OO

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MIRELF IV TPGI II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,357,630*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,357,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 1,357,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

CUSIP No. 884453101	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,452,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,452,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 10,452,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON IN

*
By virtue of the Stockholders Agreement described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Thomas Stockholders with respect to beneficial ownership of other shares of Common Stock beneficially owned by such Thomas Stockholders. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.  See Item 5.

ITEM 1.                      SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Thomas Properties Group, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 515 South Flower Street, Sixth Floor, Los Angeles, CA 90071.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by

•	MIRELF IV TPGI, LLC (“MIRELF IV TPGI”)
•	MIRELF IV TPGI II, LLC (“MIRELF IV TPGI II”)
•	MIRELF IV US Investments AIV LP (“US Investments AIV”)
•	MIRELF IV US Investments II AIV LP (“US Investments II AIV”)
•	Madison International Holdings IV, LLC (“Holdings”)
•	Ronald M. Dickerman (“Mr. Dickerman” and, together with US Investments AIV, US Investments II AIV, MIRELF IV TPGI, MIRELF IV TPGI II and Holdings, the “Reporting Persons”).

(b)
The address of the principal business office of each of the Reporting Persons is 410 Park Avenue, 10th Floor, New York, New York 10022.   None of the Reporting Persons which is an entity has any directors or executive officers.

(c)	Holdings

Holdings, a Delaware limited liability company, is principally engaged in the business of serving as general partner of Madison International Real Estate Liquidity Fund IV, LP (“Madison International Fund IV”), which was formed to seek long-term capital appreciation through private equity and equity-related investments focused principally in real estate and related areas.  MIRELF IV TPGI, MIRELFIV TPGI II, US Investments AIV and US Investments II AIV are special purpose entities formed to hold the investments made in Issuer by Madison International Fund IV.  Holdings is the sole general partner of each of US Investments AIV and US Investments II AIV.

MIRELF IV TPGI

MIRELF IV TPGI, a Delaware limited liability company, was formed for the purpose of acquiring 7,338,023 shares of Common Stock pursuant to the Common Stock Purchase Agreement, dated as of May 29, 2012, by and between the Issuer, MIRELF IV TPGI and MIRELF IV TPGI II (the “Stock Purchase Agreement”).

MIRELF IV TPGI II

MIRELF IV TPGI II, a Delaware limited liability company, was formed for the purpose of acquiring 1,357,630 shares of Common Stock pursuant to the Stock Purchase Agreement.

US Investments AIV

US Investments AIV, a Delaware limited partnership, was formed for the primary purpose of acting as an alternative investment vehicle for Madison International Fund IV to facilitate certain specialized U.S. investments and  is the sole managing  member of MIRELF IV TPGI.

US Investments II AIV

US Investments II AIV, a Delaware limited partnership, was formed for the primary purpose of acting as an alternative investment vehicle for Madison International Fund IV to facilitate certain specialized U.S. investments and is the sole managing  member of MIRELF IV TPGI II.

Mr. Dickerman

Mr. Dickerman, a United States citizen, is the managing member of Holdings.  Mr. Dickerman controls the entities which serve as the asset managers for Madison International Fund IV, as well as other funds that collectively operate under the trade name Madison International Realty.

(d)	and (e)

During the last five years, none of the Reporting Persons, has been (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)        See Item 1(c) above.

The Reporting Persons have entered into a joint filing agreement, dated as of June 21, 2012, a copy of which is attached to this statement as Exhibit 99.1.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 8,695,653 shares (the “Purchased Shares”) of Common Stock acquired by MIRELF IV TPGI and MIRELF IV TPGI II pursuant to the Stock Purchase Agreement was $50,000,004.75. Madison International Fund IV provided funds from the capital commitments of its investors to MIRELF IV TPGI and MIRELF IV TPGI II to pay the purchase price for such Purchased Shares.

The aggregate purchase price of the 1,757,224 shares (the “Additional Shares”) of Common Stock acquired by US Investments AIV and US Investments II AIV prior to the date of the Stock Purchase agreement was $4,518,849.89 (including commissions).  Madison International Fund IV provided funds from the capital commitments of its investors to US Investments AIV and US Investments II AIV to pay the purchase price for such Additional Shares.

ITEM 4.                      PURPOSE OF TRANSACTION

The Reporting Persons intend to review continuously their position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may, subject to the limitations of the Stockholders Agreement (as defined in Item 6) retain or from time to time increase their holdings or dispose, including pursuant to a registration statement filed in accordance with the Registration Rights Agreement (as defined in Item 6), of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.  The Reporting Persons understand that the Issuer expects to use the net proceeds of the purchase of the Purchased Shares for general corporate purposes, including acquisitions.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below, which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the sum of: (a) the 37,294,994 shares of Common Stock disclosed by the Issuer to MIRELF IV TPGI and MIRELF IV TPGI II as outstanding prior to the consummation of the transactions contemplated by the Stock Purchase Agreement plus (b) the 8,695,653 shares of Common Stock acquired by MIRELF IV TPGI and MIRELF IV TPGI II pursuant to the Stock Purchase Agreement.

By virtue of the relationships reported under Item 2 of this Statement, Mr. Dickerman, Holdings, US Investments AIV and MIRELF IV TPGI may be deemed to have shared voting and dispositive power with respect to the 7,338,023 Purchased Shares acquired by MIRELF IV TPGI pursuant to the Stock Purchase Agreement which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended  (the “Exchange Act”), constitute approximately 16.0% of the outstanding Common Stock.

By virtue of the relationships reported under Item 2 of this Statement, Mr. Dickerman, Holdings and US Investments AIV may be deemed to have shared voting and dispositive power with respect to 1,482,921 Additional Shares owned by US Investments AIV which, based on calculations made in accordance with Rule 13d-2 promulgated under the Exchange Act, constitute approximately 3.2% of the outstanding Common Stock.

By virtue of the relationships reported under Item 2 of this Statement, Mr. Dickerman, Holdings, US Investments II AIV and MIRELF IV TPGI II may be deemed to have shared voting and dispositive power with respect to the 1,357,630 Purchased Shares acquired by MIRELF IV TPGI II pursuant to the Stock Purchase Agreement which, based on calculations made in accordance with Rule 13d-2 promulgated under the Exchange Act, constitute approximately 3.0% of the outstanding Common Stock.

By virtue of the relationships reported under Item 2 of this Statement, Mr. Dickerman, Holdings and US Investments II AIV may be deemed to have shared voting and dispositive power with respect to 274,303 Additional Shares owned by US Investments II AIV which, based on calculations made in accordance with Rule 13d-2 promulgated under the Exchange Act, constitute approximately 0.5% of the outstanding Common Stock.

Mr. Dickerman and Holdings disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF IV TPGI, MIRELF IV TPGI II, US Investments AIV and US Investments II AIV to the extent that partnership or limited liability company interests in such entities are held directly or indirectly by persons other than Mr. Dickerman or Holdings.

By virtue of the terms of the Stockholders Agreement (as defined in Item 6), the Reporting Persons may be deemed to be members of a “group” with the Thomas Stockholders (as defined in Item 6) with respect to other shares of Common Stock beneficially owned by such Thomas Stockholders  and, accordingly, to have beneficial ownership of the Common Stock and limited voting stock of the Issuer held by the Thomas Stockholders, as disclosed in the statement on Schedule 13D filed by the Thomas Stockholders on June 8, 2012, as it may be amended. The Reporting Persons expressly disclaim, to the extent permitted by applicable law, beneficial ownership of any other shares of Common Stock beneficially owned by the Thomas Stockholders.

(c)
Except for the acquisition of the Purchased Shares pursuant to the Stock Purchase Agreement, none of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the past 60 days.

(d)
By virtue of the relationships described in Item 2 of this Statement, each of Mr. Dickerman, Holdings, US Investments AIV and MIRELF IV TPGI may be deemed to have the power to direct the receipt of dividends declared on 7,338,023 Purchased Shares and the proceeds from the sale of such Purchased Shares.  By virtue of the relationships described in Item 2 of this Statement, each of Mr. Dickerman, Holdings and US Investments AIV may be deemed to have the power to direct the receipt of dividends declared on 1,482,921 Additional Shares and the proceeds from the sale of such Additional Shares. By virtue of the relationships described in Item 2 of this Statement, each of Mr. Dickerman, Holdings, US Investments II AIV and MIRELF IV TPGI II may be deemed to have the power to direct the receipt of dividends declared on 1,357,630 Purchased Shares and the proceeds from the sale of such Purchased Shares.  By virtue of the relationships described in Item 2 of this Statement, each of Mr. Dickerman, Holdings and US Investments II AIV may be deemed to have the power to direct the receipt of dividends declared on 274,303 Additional Shares and the proceeds from the sale of such Additional Shares.

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The matters set forth in Items 3, 4 and 5 are incorporated in this Item 6 by reference as if fully set forth herein.

Stock Purchase Agreement

The Issuer, MIRELF IV TPGI and MIRELF IV TPGI II entered into the Stock Purchase Agreement on May 29, 2012.  Pursuant to the Stock Purchase Agreement, MIRELF IV TPGI and MIRELF IV TPGI II acquired the Purchased Shares from the Issuer on June 12, 2012.  The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 99.2 and is incorporated by reference herein.

Stockholders Agreement

On May 29, 2012, in connection with entry into the Stock Purchase Agreement, the Issuer, MIRELF IV TPGI, MIRELF IV TPGI II, James A. Thomas, and certain other stockholders affiliated with Mr. Thomas (collectively with Mr. Thomas, the “Thomas Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders Agreement”).  Pursuant to the Stockholders Agreement, following the Closing Date MIRELF IV TPGI and MIRELF IV TPGI II will have the right to designate one individual (the “Madison Director”) for nomination to the Issuer’s Board of Directors (the “Board”), and the Issuer will take all action as is necessary, subject to applicable law, to have the Board elect such designee to the Board at the first scheduled Board meeting after June 12, 2012 (the “Closing Date”).  The Issuer has also agreed that, subject to applicable law, MIRELF IV TPGI and MIRELF IV TPGI II shall have the right to nominate one individual for election to the Board in connection with any future annual or special meetings of stockholders at which directors of the Issuer are elected.  MIRELF IV TPGI’s and MIRELF IV TPGI II’s right to nominate a Madison Director shall terminate when MIRELF IV TPGI and MIRELF IV TPGI II no longer own Purchased Shares and Preemptive Securities (as defined below), if any, representing at least 10% of the outstanding securities of the Issuer entitled to vote generally in the election of the Issuer’s directors.

Pursuant to the Stockholders Agreement, MIRELF IV TPGI and MIRELF IV TPGI II may not offer or sell the Purchased Shares or any Preemptive Securities for 24 months following the Closing Date, subject to certain exceptions for transfers to affiliated entities.  After the expiration of such 24-month period, MIRELF IV TPGI and MIRELF IV TPGI II may sell up to one-third of the Purchased Shares and any Preemptive Securities.  After the expiration of 30 months following the Closing Date, MIRELF IV TPGI and MIRELF IV TPGI II may sell up to two-thirds of the Purchased Shares and any Preemptive Securities, and after the expiration of 36 months following the Closing Date the lock-up shall expire with respect to the remaining Purchased Shares and any Preemptive Securities.  The lock-up will terminate earlier in the event the Issuer or the Thomas Stockholders breach certain provisions of the Stockholders Agreement or the Registration Rights Agreement (as defined below).

Pursuant to the Stockholders Agreement, during the period in which Purchased Shares and any Preemptive Securities are subject to the transfer restrictions described above, James A. Thomas will have the right to vote all Purchased Shares and Preemptive Securities which remain subject to the transfer restrictions on all matters on which holders of the Common Stock are entitled to vote, and MIRELF IV TPGI and MIRELF IV TPGI II have granted a proxy in respect of such Purchased Shares and Preemptive Securities to James A. Thomas in connection with such voting rights.  Mr. Thomas has agreed to vote such shares in favor of the election of the Madison Director so long as MIRELF IV TPGI and MIRELF IV TPGI II are entitled to nominate an individual for election to the Board under the Stockholders Agreement.

The Thomas Stockholders have agreed in the Stockholders Agreement that, from and after the sixth anniversary of the Closing Date and ending on the ninth anniversary of the Closing Date, such Thomas Stockholders shall vote any Common Stock or limited voting stock held by them at any annual or special meeting of stockholders in direct proportion to the Issuer’s other stockholders with respect to a vote on a Company Sale (as defined in the Stockholders Agreement).  Such vote neutralization agreement shall terminate (1) when MIRELF IV TPGI and MIRELF IV TPGI II (together with their affiliate transferees) no longer own Purchased Shares and Preemptive Securities, if any, representing in the aggregate at least 10% of the outstanding securities of the Issuer entitled to vote generally in the election of the Issuer’s directors or (2) if the volume-weighted average price of the Common Stock for the six-month period ended immediately prior to the sixth anniversary of the Closing Date equals or exceeds $12.50 per share, provided that such per share price shall be reduced to $10.00 per share if the average daily trading volume during such period is at least 500,000 shares.  The vote neutralization agreement of the Thomas Stockholders does not apply with respect to any Fundamental Transaction (as defined in the Stockholders Agreement) proposed or publicly supported by MIRELF IV TPGI and MIRELF IV TPGI II, and shall be subject to the maintenance of certain beneficial tax protections of the Thomas Stockholders in connection with such Company Sale.  The Thomas Stockholders have granted a proxy to a representative of MIRELF IV TPGI and MIRELF IV TPGI II to vote such shares in accordance with such vote neutralization provisions in the Stockholders Agreement.

The Stockholders Agreement also provides that, from and after the date of the Stockholders Agreement through the sixth anniversary of the Closing Date, MIRELF IV TPGI and MIRELF IV TPGI II shall not, among other things, acquire any additional shares of capital stock of the Issuer or securities convertible into the Issuer’s capital stock or any material assets of the Issuer other than Preemptive Securities; participate in any proxy solicitation or election contest with respect to the Issuer or seek to influence control the management of the Issuer; or form a group with others with respect to any such actions.  MIRELF IV TPGI and MIRELF IV TPGI II further agreed that, from and after the sixth anniversary of the Closing Date, they would not acquire any additional capital stock of the Issuer or securities convertible into the Issuer’s capital stock which would, together with all other shares of capital stock then owned by MIRELF IV TPGI and MIRELF IV TPGI II, equal or exceed the total voting power of the Thomas Stockholders as of the Closing Date, except with respect to acquisitions necessary to maintain their pro rata ownership percentage as of the Closing Date or as part of a Fundamental Transaction proposed by MIRELF IV TPGI and MIRELF IV TPGI II and approved by the Board, or as part of a Fundamental Transaction proposed by a third party so long as the Madison Director is no longer serving on the Board.

The standstill agreements of MIRELF IV TPGI and MIRELF IV TPGI II described in the paragraph above terminate (i) in the event of certain specified breaches by the Issuer or the Thomas Stockholders of their representations and warranties or covenants in the Stock Purchase Agreement, the Stockholders Agreement or the Registration Rights Agreement, (ii) on the first date the Issuer becomes required to register as an investment company with the Securities and Exchange Commission or (iii) at such time as real property has constituted less than 50% of the Issuer’s assets for at least 18 months.

The Stockholders Agreement also provides MIRELF IV TPGI and MIRELF IV TPGI II with certain tag-along rights to sell their shares in connection with certain sales of capital stock by the Thomas Stockholders.  In addition, the Stockholders Agreement provides MIRELF IV TPGI and MIRELF IV TPGI II with certain pre-emptive rights to acquire additional Issuer securities in connection with future offerings by the Issuer subject to specified exceptions in order to enable to MIRELF IV TPGI and MIRELF IV TPGI II to maintain their percentage ownership interest in the Issuer (“Preemptive Securities”).  The Issuer has also agreed to certain restrictions on future sales of securities in certain transactions not subject to such preemptive rights.

The Stockholders Agreement contains customary representations and warranties of the Issuer, MIRELF IV TPGI, MIRELF IV TPGI II and the Thomas Stockholders, and will terminate (if not earlier by agreement of the parties) upon the earlier to occur of a Company Sale or the ninth anniversary of the Closing Date.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit 99.3 and is incorporated by reference herein.

Registration Rights Agreement

On May 29, 2012, in connection with entry into the Stock Purchase Agreement, the Issuer, MIRELF IV TPGI and MIRELF IV TPGI II entered into a Registration Rights Agreement (the “Registration Rights Agreement”).  The Registration Rights Agreement provides that the Issuer shall, on or prior to the date that is 24 months following the Closing Date (or such earlier date provided therein), file and have declared effective a resale shelf registration statement on Form S-3 (or such other applicable form) with the Securities and Exchange Commission (the “SEC”) providing for the registration of the resale of the Purchased Shares and any Preemptive Securities by the holders of registrable securities, together with certain other shares of Common Stock then held by the holders of registrable securities.  In addition, the Issuer shall from time to time after the Effectiveness Deadline (as defined in the Registration Rights Agreement) file one or more additional shelf registration statements with the SEC for the purpose of registering for resale under the Securities Act Preemptive Securities issued to the holders of registrable securities, if any, after the Effective Date (as defined in the Registration Rights Agreement).  The Registration Rights Agreement requires the Issuer to keep such registration statements effective continuously until all registrable securities thereunder are transferred or sold or may otherwise be sold freely without restriction under Rule 144 under the Securities Act.

The Registration Rights agreement also provides for the sale by the holders of registrable securities in certain circumstances pursuant to underwritten offerings, and certain piggyback registration rights with respect to registration statements filed by the Issuer.  The Registration Rights Agreement also contains customary covenants and agreements by the Issuer, MIRELF IV TPGI and MIRELF IV TPGI II in connection with the registration rights granted thereunder, including entering into customary lock-up agreements and other customary deliveries in connection with offerings pursuant to such agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated by reference herein.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement, dated June 21, 2012.
Exhibit 99.2:
Common Stock Purchase Agreement, dated as of May 29, 2012, by and between Thomas Properties Group, Inc., MIRELF IV TPGI, LLC and MIRELF IV TPGI II, LLC (incorporated by reference to Exhibit 10.71 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on May 31, 2012).

Exhibit 99.3:
Stockholders’ Agreement, dated as of May 29, 2012, by and among Thomas Properties Group, Inc., MIRELF IV TPGI, LLC, MIRELF IV TPGI II, LLC, James A. Thomas, Maguire Thomas Partners-Philadelphia, Ltd., Thomas Investment Partners, Ltd., Maguire Thomas Partners-Commerce Square II, Ltd., Thomas Partners, Inc., Thomas-Pastron Family Partnership, L.P., The Lumbee Clan Trust and Thomas Master Investments, LLC (incorporated by reference to Exhibit 10.73 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on May 31, 2012).

Exhibit 99.4:
Registration Rights Agreement, dated as of May 29, 2012, by and among Thomas Properties Group, Inc., MIRELF IV TPGI, LLC and MIRELF IV TPGI II, LLC (incorporated by reference to Exhibit 10.72 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on May 31, 2012).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of June, 2012

MIRELF IV US INVESTMENTS AIV LP		MIRELF IV US INVESTMENTS II AIV LP

By:	Madison International Holdings IV, LLC,	By:	Madison International Holdings IV, LLC,
	its general partner		its general partner

By:	/s/ Ronald Dickerman	By:	/s/ Ronald Dickerman
	Ronald Dickerman, Managing Member		Ronald Dickerman, managing member

MIRELF IV TPGI, LLC		MIRELF IV TPGI II, LLC

By:	MIRELF IV US Investments AIV LP,	By:	MIRELF IV US Investments II AIV LP,
	its managing member		its managing member

By:	Madison International Holdings IV, LLC,	By:	Madison International Holdings IV, LLC,
	its general partner		its general partner

By:	/s/ Ronald Dickerman	By:	/s/ Ronald Dickerman
	Ronald Dickerman, managing member		Ronald Dickerman, managing member

MADISON INTERNATIONAL HOLDINGS IV, LLC		RONALD DICKERMAN

By:	/s/ Ronald Dickerman		/s/ Ronald Dickerman
Ronald Dickerman, managing member